Exhibit 21.1

Subsidiaries of Volta Inc.

Name of Subsidiary	Jurisdiction of Organization
Volta Charging Industries, LLC	Delaware
Volta Canada Inc.	Canada
Volta Charging, LLC	Delaware
Volta Media LLC	Delaware
Volta Charging Services LLC	Delaware
Volta France SARL	France
Volta Charging German GmbH	Germany